

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2021

Tanmay Kumar
Chief Financial Officer
Trebia Acquisition Corp.
41 Madison Avenue, Suite 2020
New York, NY 10010

> **Re: Trebia Acquisition Corp.**
> **Form 8-K filed June 1, 2021**
> **File No. 001-39331**

Dear Mr. Kumar:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction